SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Resolution on Convening of Annual General Meeting of Shareholders

On February 15, 2013, the Board of Directors of LG Display Co., Ltd. (NYSE symbol: LPL) approved and ratified to convene the 28th Annual General Meeting of Shareholders for the fiscal year of 2012 as set forth below:

1. Date & Time:

•	9:30 A.M., March 8, 2013 (Friday)

2. Venue:

•	Guest House, LG Display Paju Display Cluster 1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

3. Agenda for Meeting

1) For reporting:

a.	Audit Committee’s Audit Report

b.	Fiscal Year 2012 Business Report

2) For approval:

a.	Consolidated and non-consolidated the Financial Statements as of and for the fiscal year ended December 31, 2012

b.	Amendment to the Articles of Incorporation

c.	Appointment of Directors*

d.	Appointment of Audit Committee Members*

e.	Remuneration Limit for Directors in 2013

4. Resolution of Board of Directors

•	Date: February 15, 2013

•	Attendance of Outside Directors: 3 out of 4 outside directors

*	Individuals to be appointed or reappointed as Outside Directors and Audit Committee Members:

Name: Tae Shik Ahn

Date of birth: March 21, 1956

Term of office: 3 years

Type of appointment: Reappointment

Past experience: Chairman, Korean Accounting Association

Current occupation:	Professor, College of Business Administration and Graduate School of Business, Seoul National University

Last degree: Ph.D. in Accounting, University of Texas at Austin

Nationality: Korean

Name: Joon Park

Date of birth: October 30, 1954

Term of office: 3 years

Type of appointment: New appointment

Past experience: Attorney, Kim & Chang

Current occupation: Professor, School of Law, Seoul National University

Last degree: LL.M., Harvard Law School

Nationality: Korean

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 19, 2013	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / IR Division